Exhibit (a)(1)(o)

ADC Therapeutics Offer to Exchange Eligible Options for New Options

Dear Colleague,

We want to remind you that the ADC Therapeutics (“ADCT,” “we,” “us” or “our”) Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) will expire at 4:00 PM Eastern Time on Monday, April 3rd, 2023 (the “Expiration Time”). We may extend this expiration date and time at our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time.

You are receiving this email because you may be eligible to participate and exchange certain outstanding stock options for replacement stock options with modified terms.

Please read the Offer to Exchange Eligible Options for New Options, dated March 6, 2023, which is Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on March 6, 2023 (as amended by Amendment Nos. 1 and 2 to the Tender Offer Statement on Schedule TO, the “Schedule TO”), the Schedule TO and all other exhibits to the Schedule TO (the foregoing documents, collectively, the “Offering Documents”), which contain the rules, procedures and other information related to this Exchange Offer. The Offering Documents also contain a list of questions and answers that you may find helpful. The Offering Documents can be accessed at ir.adctherapeutics.com/sec-filings/default.aspx or through the SEC website at www.sec.gov. We will send a copy of all documents, free of charge, to any employee that requests them from hr@adctherapeutics.com.

You should have received an email from AwardTraq Exchange containing a link to your Election Form on the Exchange Portal. This was accompanied by instructions on how to fully complete and properly submit your Election Form.

We held a webcast on March 6th, 2023, to explain the offer. The webcast was recorded and is available on our intranet OurADCT

After reading the Offering Documents, the Election Form and accompanying instructions, if you have questions about the mechanics of the Exchange Offer, you may send an email to hr@adctherapeutics.com. Please do not direct questions regarding the Exchange Offer to your manager or any other employees.

Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is completely voluntary, and you should make the decision about whether to participate based on your personal circumstances. We recommend that you consult your own financial, legal, accounting and/or tax advisor(s) to address questions regarding your decision.

Again, thank you for your continued focus and commitment to ensuring the long-term success of ADC Therapeutics.

Best regards,
The Options Exchange Team

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Offering Documents, which can be accessed at ir.adctherapeutics.com/sec-filings/default.aspx or through the SEC website at www.sec.gov.

Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offering Documents.